

Kennedy Ross (He/Him) · 3rd

Chief Of Staff

United States · Contact info

145 connections

Message | More

Halen

Stony Brook University

Highlights

Halen Super App | Presentation

Kennedy is speaking at this event

About

Some people express themselves through songs; some through hardcore porn. And some through high-caliber weapons with laser sighting. I chose the keyboard.

Featured

Link



Pressure (Fruition Productions)

YouTube

Everything is not always as it seems in this short film about secrets, and supposed truths.

Document



Top 10 States To Marry Your First Cousin

This is a list article of the top 10 (real) states where you can marry your first cousin, legally.

Document



Screenplay Excerpt -2

Another snippet from "My 3 O'Clock The Morning Star"

Activity

148 followers

+ Follow

Kennedy Ross commented on a post • 1mo

Drivers are definitely going to love this!

11 · 4 comments

Kennedy Ross reshared a post • 1mo

Insightful yet sad.



Buy More Save More Schemes Don't Work on Gig-Workers

Edward Mbeche on LinkedIn • 3 min read

Kennedy Ross posted this • 2mo

Edward Mbeche is #hiring . Know anyone who might be interested?

Flutter Developer

Job by Halen ™

Washington DC-Baltimore Area (Remote)

Show all activity →

Experience

Halen

Full-time · 3 yrs 2 mos

Chief Of Staff
Oct 2021 - Present · 8 mos

Identify the customer needs and the larger business objectives that a product or feature will fulfill, articulate what success looks like for a product, and rally a team to turn that vision into a reality.

Content Manager
Apr 2019 - Oct 2021 · 2 yrs 7 mos
Greater Washington D.C. Area

The CSS Productions
7 yrs 5 mos
Greater New York City Area

Owner/CEO
Part-time
Jan 2015 - Present · 7 yrs 5 mos

I create.

Director
Jan 2015 - Dec 2015 · 1 yr

Directed, wrote, produced and edited the television pilot "Wolf Tickets"

BRIC (Arts & Media in Brooklyn)
7 yrs
Greater New York City Area

Producer
Mar 2012 - Dec 2015 · 3 yrs 10 mos

I directed, produced, and co-hosted the public access talk show "Insanity Check".

Director/Producer
2009 - Dec 2012 · 4 yrs

Directed and co-produced "One Heart With Sherri Sharp" for the Brooklyn public access station.

Freelance Writer
Football Nation
Jul 2011 - Mar 2013 · 1 yr 9 mos
Greater New York City Area

Covered and wrote articles on NFL football teams.

Freelance Blogger
Versiality.com
Jan 2010 - Dec 2012 · 3 yrs
Greater New York City Area

Wrote and produced the blog "My Versiality.

Show all 10 experiences →

Education

Stony Brook University
Psychology
1990 - 1992
Grade: 2.7

I studied for classes and participated in the social life of the on-campus community.

Skills

Screenwriting · 4

Independent Film · 2

Short Films · 10

Show all 26 skills →

Recommendations

Received Given



Sam Smith · 3rd
President, Founder, Owner and Very Happy Client! at I Love Latins
October 13, 2011, Kennedy was Sam's client

Kennedy, thanks, you are a true lifetime friend, Sam Smith

Publications

He Said It, I Didn't - A Biblical Book Report Brooklyn Style
Xlibris Publishing · Apr 12, 2018

Show publication

Of all the things people do with the Bible such as spreading good will, evangelizing, or tripping little boys, what's the one thing they never do? Read the whole thing. That's what Martin Kennedy did. He discovered that all of the

Honors & awards

Best Narrative Film
Issued by Oregon Film Awards · Oct 2010

Associated with Fruition Productions LLC

In recognition of outstanding filmmaking.

Languages

English

Interests

Companies · Groups · Schools

Halen ™
1,410 followers

Stony Brook University
168,180 followers

Show all 3 companies →

Causes

Civil Rights and Social Action • Human Rights • Science and Technology